Exhibit 99.1

Immuron Travelan® highest sales in history

Sales Highlights (unaudited):

Global	•	Immuron exceeds AUD$5 million in sales in a fiscal year - highest sales in history
	•	March 2025 Quarter AUD$1.3 million up 2% on prior year
	•	March 2025 Year to Date AUD$5.3 million up 46% on prior year

Australia	•	March 2025 Quarter AUD$0.8 million down 8% on prior year
	•	March 2025 Year to Date AUD$3.7 million up 34% on prior year

North America	•	March 2025 Quarter AUD$0.5 million up 28% on prior year
	•	March 2025 Year to Date AUD$1.6 million up 86% on prior year

Melbourne, Australia, April 10, 2025: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to announce continued sales growth (unaudited) of Travelan®, an over-the-counter immune supplement that targets pathogenic bacteria and the toxins they produce in the gastrointestinal (GI) tract.

Flavio Palumbo, Chief Commercial Officer said “For the first time, Immuron has exceeded A$5 million in sales - our highest fiscal year sales ever! That is with a quarter to come. This is a fantastic result, with record sales quarter in December for Australia on the back of our travel activation program and importantly our North American business continues to produce record results ahead of the key spring summer travel period. Overall year to date sales globally is up 46% on last year. The December quarter was a record with Australian pharmacy wholesalers stocking up on the back of Immuron’s expanded pharmacy banner group agreements and ahead of the peak Christmas, New Year holiday period. Wholesaler stocking impacted Australia quarterly sales to wholesalers. It did not impact ex-Wholesaler sales to pharmacies which continue to be strong. We continue to strengthen our consumer and trade program that has seen Travelan® ranked #1 by market share change, #2 by SKU and #3 by brand in the Anti-diarrheal category (IQVIA Australian Pharmacy Scan – 4 weeks to March 2025). We are on track for another record year in Australia. We have achieved record sales in both USA and Canada. The USA we continue to break record sales via our redefined direct to consumer marketing approach. In Canada we have also achieved record sales with step one of our re-launch - achieving listings in major retailers. With strong sales anticipated over the Easter, ANZAC holiday periods and spring, summer break in North America, we have great momentum to build further on this record-breaking year.”

This release has been authorised by the directors of Immuron Limited.

COMPANY CONTACT:

Steven Lydeamore
Chief Executive Officer
steve@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a purified tablet preparation of hyper-immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with traveler’s diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Traveler’s Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Traveler’s Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Traveler’s diarrhea

Traveler’s Diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: https://www.immuron.com.au

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.